Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA OCTOBER 18, 2004

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.15 PER UNIT

Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of October operations will be paid on November 15, 2004 for unitholders of record on October 29, 2004. The ex-distribution date is October 27, 2004.

Baytex has maintained its monthly distributions at $0.15 per unit since its inception in September 2003.  The Trust’s trailing twelve-month cash distributions, including the October 15, 2004 payment, total $1.80 per trust unit and represents a cash-on-cash yield of approximately 13% per year based on the October 15, 2004 closing price of $13.62 per trust unit.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca